Exhibit 12
                            AMR CORPORATION
           Computation of Ratio of Earnings to Fixed Charges
                             (in millions)


                                        Three Months Ended   Six Months Ended
                                             June 30,            June 30,
                                          2005      2004      2005      2004

Earnings (loss):
 Earnings (loss) before income taxes      $  58      $   6    $(104)     $(160)

 Add: Total fixed charges (per below)       438        441      891        876

 Less: Interest capitalized                  24         20       47         38

   Total earnings before income taxes     $ 472      $ 427    $ 740      $ 678


Fixed charges:
  Interest                                $ 208      $ 205    $ 428      $ 406


  Portion of rental expense
   representative of the interest factor    212        221      428        441

  Amortization of debt expense               18         15       35         29
    Total fixed charges                   $ 438      $ 441    $ 891      $ 876

 Ratio of earnings to fixed charges        1.08          -        -          -

 Coverage deficiency                      $   -      $  14     $ 151     $ 198